March 17, 2009
VIA EDGAR AND FAX
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 0610
Washington, D.C. 20549

Attention:	Mr. John Krug, Mr. Daniel Greenspan, Ms. Suzanne Hayes

Re:	Allied World Assurance Company Holdings, Ltd Preliminary Proxy Statement filed March 9, 2009 File No. 001-32938
Dear Mr. Riedler:
On behalf of Allied World Assurance Company Holdings, Ltd (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Preliminary Proxy Statement on Schedule 14A, filed March 9, 2009 (the “Proxy Statement”), and contained in your letter, dated March 11, 2009 (the “Comment Letter”).
We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.
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Securities and Exchange Commission
March 17, 2009

Approval of the Third Amended and Restated Bye-laws of Allied World Assurance Company Holdings, Ltd (Item C on Proxy Card), page 11
1.	The discussion refers to at least three specific amendments to your bye-laws. Please unbundle the presentation to separately describe each individual proposed amendment, the purposes and effects for each change to the bye-laws, and the positive and negative aspects of each proposed amendment.

Response: Your comment is noted and we have revised the Proxy Statement to unbundle the proposed amendments to the Company’s bye-laws into four separate proposals. We have expanded the related disclosure where material to separately describe each individual proposed amendment.

2.	Please revise the proxy card to enable shareholders to vote on the revisions separately.

Response: Your comment is noted and we have made conforming changes to the form of proxy card contained in our filing.
To assist the Staff in reviewing our changes, we have attached a marked copy of the Proxy Statement which reflects our revisions. Because the Company hopes to mail its annual proxy statement to shareholders on or around March 20, 2009, we would like to resolve any remaining issues with the Staff as promptly as possible.
In addition, the Company acknowledges that:
          • the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
          • Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          • the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Securities and Exchange Commission
March 17, 2009

Should you have any questions concerning this letter please call the undersigned at 212-728-8867.
Very truly yours,
/s/ Sean M. Ewen
Sean M. Ewen, Esq.

cc:	Allied World Assurance Company Holdings, Ltd Wesley D. Dupont, Esq. Wayne H. Datz, Esq. Steven A. Seidman, Esq.
[Enclosures]